SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DYNEGY INC.

(Name of Subject Company (Issuer))

IEH Merger Sub LLC

IEP Merger Sub Inc.

Icahn Partners LP

Icahn Partners Master Fund LP

Icahn Partners Master Fund II LP

Icahn Partners Master Fund III LP

High River Limited Partnership

Hopper Investments LLC

Barberry Corp.

Icahn Onshore LP

Icahn Offshore LP

Icahn Capital LP

IPH GP LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Names of Filing Persons (Offeror)

Common Stock, Par Value $0.01

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

Keith L. Schaitkin, Esq.

Deputy General Counsel

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:

$665,350,532*	$47,440**

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all 120,972,824 issued and outstanding shares of common stock, par value $0.01 per share, Dynegy Inc. has advised IEH Merger Sub LLC were outstanding as of December 9, 2010 at the offer price of $5.50 per share.

**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, determined based upon multiplying 0.00007130 by the transaction valuation of $665,350,532.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $47,440	Filing Party:	Icahn Enterprises Holdings L.P.
Form or registration no.: Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) relating to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., to purchase for cash all of the issued and outstanding shares of common stock of Dynegy Inc., including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”) at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, and is being filed on behalf of Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the “Icahn Entities”).

The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 22, 2010 (the “Offer to Purchase”). The Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on October 12, 2010 by the Icahn Entities.

Item 11.	Additional Information

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

The second paragraph in the subsection titled “Antitrust” in Section 16 – “Certain Legal Matters” of the Offer to Purchase is amended and supplemented to include the following new sentence at the end of such paragraph:

“Early termination of the waiting period for the Offer and the Merger under the HSR Act was granted effective December 27, 2010.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICAHN PARTNERS LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:	Hopper Investments LLC, its general partner

By:	Barberry Corp., its sole member

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC

By:	Barberry Corp., its sole member

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICAHN ONSHORE LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

IPH GP LLC

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Dominick Ragone
Name:	Dominick Ragone
Title:	Chief Financial Officer

IEH MERGER SUB LLC

By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Dominick Ragone
Name:	Dominick Ragone
Title:	Chief Financial Officer

IEP MERGER SUB INC.

By:	/s/ Dominick Ragone
Name:	Dominick Ragone
Title:	Chief Financial Officer

/s/ Carl C. Icahn
Name:	Carl C. Icahn

Date: December 28, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 22, 2010*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Letter to Clients*

(a)(5)(i)	Summary Advertisement as published in the New York Times, by the Offeror, on December 22, 2010*

(a)(5)(ii)	Joint Press Release of the Offeror and Dynegy Inc., dated December 15, 2010 (incorporated by reference to Exhibit 1.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(b)	None.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2010, among Dynegy Inc., IEH Merger Sub LLC and IEP Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Icahn Enterprises L.P. with the Securities and Exchange Commission on December 17, 2010)*

(d)(2)	Support Agreement, dated as of December 15, 2010, (incorporated by reference to Exhibit 1.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(d)3	Guarantee, dated as of December 15, 2010*

(g)	None.

(h)	None.

*	Previously Filed